Exhibit 6.13

THIS NOTE IS SUBORDINATED TO THE PRIOR PAYMENT OF THE OBLIGATIONS TO THE HOLDER OF THE SENIOR DEBT.  ANY ASSIGNMENT OF THIS NOTE SHALL BE SUBJECT TO SUCH SUBORDINATION.
SECURED SUBORDINATED PROMISSORY NOTE
$100,000	November 29, 2017 Boulder, CO

For value received VirtualArmor International, Inc., a Colorado corporation (the "Company"), promises to pay to Peter-Christian Olivo, with its principal office at 1615 7th Street, Boulder, CO 80302, or its assigns ("Holder") the principal sum of One Hundred Thousand and No/Dollars (US$100,000) ("Principal").
1.           Maturity Date; Prepayment.
(a)        Maturity Date.  The maturity date is March 31, 2018 (the "Maturity Date").  The Company shall pay the entire remaining Principal balance plus accrued and unpaid interest on the Maturity Date.
(b)        Prepayment. The Company may prepay this Note, in whole, on February 28, 2018.
2.           Interest.  Interest shall accrue on this Note at the amount of $8,500 (Eight-thousand, Five Hundred Dollars and 00/100) if paid on the Maturity Date and at the amount of $7,500 (Seven-thousand, Five Hundred Dollars and 00/100) if paid on or before February 28, 2018.
3.           Default.  Each of the following events shall be an "Event of Default" hereunder:
(a)        The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing;
(b)        An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company;
(c)        The Company fails to pay, when due, any amount outstanding under this Note, and does not cure such failure within ten days of the date when due; or
(d)        The Company fails to perform any of its covenants or obligations in this Note and does not cure such failure within 30 days of notice thereof.
Upon the occurrence of any Event of Default, all unpaid Principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Holder pursuant to applicable law.
4.           Acceleration; Waiver of Presentment.  If an Event of Default occurs and is continuing, in addition to the rights described below, Holder may declare any and all amounts owing under this Note to be immediately due and payable without requirement of any demand for payment, dishonor, notice of dishonor, protest, notice of protest or other declaration, all of which are expressly waived by the Company.  Holder may waive any Event of Default or acceleration resulting therefrom.

5.           Security.  As set forth in that certain Security Agreement between the Company and Holder dated of even date herewith.
6.           Miscellaneous.
(a)        Successors and Assigns.  The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.  Notwithstanding the foregoing, the Company may not assign, by operation of law or otherwise, its rights or obligations under this Note without the prior written consent of the Holder.
(b)        Governing Law.  This Note shall be governed by and construed under the laws of the State of Colorado as applied to agreements among Colorado residents, made and to be performed entirely within the State of Colorado, without giving effect to conflicts of laws principles.  The parties agree that any action brought by either party under or in relation to this Note, including without limitation to interpret or enforce any provision of this Note, shall be brought in, and each party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in the County of Denver, Colorado.
(c)        Titles and Subtitles.  The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.
(d)        Expenses.  If action is instituted to collect this Note, the Company promises to pay all costs and expenses, including, without limitation, reasonable attorneys' fees and costs, incurred in connection with such action.
(e)        Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the Company at VirtualArmor International, Inc, 8085 S. Chester Street, Centennial, CO 80112, Attention: CFO, and to the Holder at the address set forth above.
(f)        Usury. In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of Principal and applied against the Principal of this Note.
(g)        Modification; Waiver.  No modification or waiver of any provision of this Note or consent to departure therefrom shall be effective without the written consent of the Company and the Holder, and then shall be effective only in the specific instance and for the specific purpose for which it was given; provided, however, that no such amendment, waiver or modification shall reduce the principal amount of this Note without the Holder's written consent.
7.           Subordination.  The obligations evidenced by this Note are hereby expressly subordinated in right of payment that the Company owes to owes to LSQ Funding Group, L.C. for their financing of the Debtor's accounts receivables and to On Deck Capital, Inc. for their outstanding business loan to the Debtor.
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In Witness Whereof, the parties have caused this Secured Subordinated Promissory Note to be issued as of the date first written above.
DEBTOR: VirtualArmour International, Inc. By: __________________________ Todd L. Kannegieter Title: _________________________ Holder: Peter-Christian Olivo Signature: ______________________